UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number 000-26247

VERITAS Software Corporation

(Exact name of registrant as specified in its charter)

350 Ellis Street
Mountain View, California 94043
(650) 527-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share
Preferred Share Purchase Rights
Convertible Subordinated Notes due 2006
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, VERITAS Software Corporation
has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 5, 2005	BY: /s/ Gary Bloom
Gary Bloom
President